Free Writing Prospectus pursuant to Rule 433 dated September 27, 2023

Registration Statement No. 333-251865

Immunovant Announces Pricing of $450 Million Common Stock Financing

New York, September 27, 2023 (GLOBE NEWSWIRE) – Immunovant, Inc. (Nasdaq: IMVT), a clinical-stage immunology company dedicated to enabling normal lives for people with autoimmune diseases, today announced the pricing of an underwritten public offering and concurrent private placement, with anticipated gross proceeds to Immunovant of approximately $450 million, before deducting underwriting discounts and commissions and other expenses payable by Immunovant in connection with the transactions. All of the shares are to be sold by Immunovant.

Immunovant offered 7,370,000 shares of its common stock in the public offering, at an offering price of $38.00 per share. In addition, Immunovant has granted the underwriters for the public offering a 30-day option to purchase up to an additional 1,105,500 shares of its common stock at the public offering price, less underwriting discounts and commissions.

Concurrent with the public offering, Immunovant has agreed to sell 4,473,684 shares of common stock to Roivant Sciences, Ltd. at a price of $38.00 per share, in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act, subject to the consummation of the public offering and other customary conditions. However, the consummation of the public offering is not contingent on the consummation of this concurrent private placement.

The public offering and concurrent private placement are expected to close on or about October 2, 2023, subject to satisfaction of customary closing conditions.

Leerink Partners, Piper Sandler, Guggenheim Securities and Wells Fargo Securities are acting as joint bookrunning managers for the public offering. LifeSci Capital is acting as co-manager for the public offering.

The shares in the public offering are being offered by Immunovant pursuant to a Registration Statement on Form S-3 previously filed and declared effective by the SEC. A preliminary prospectus supplement related to the public offering was filed with the SEC on September 26, 2023. The final prospectus supplement related to the public offering will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov.

When available, a copy of the final prospectus supplement and the accompanying prospectus relating to the public offering may also be obtained from: Leerink Partners LLC, Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, or by telephone at (800) 808-7525 ext. 6105, or by email at syndicate@leerink.com; Piper Sandler & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, Minnesota 55402, or by telephone at (800) 747-3924, or by email at prospectus@psc.com; Guggenheim Securities, LLC, Attention: Equity Syndicate Department, 330 Madison Avenue, 8th Floor, New York, NY 10017, or by telephone at (212) 518-9544, or by email at GSEquityProspectusDelivery@guggenheimpartners.com; and Wells Fargo Securities, LLC, Attention: Equity Syndicate Department, 500 West 33rd Street - 14th Floor, New York, NY 10001, or by telephone at (800) 645-3751, or by email at WFScustomerservice@wellsfargo.com.

The shares of common stock to be sold in the concurrent private placement have not been registered under the Securities Act or under any state securities laws and, unless so registered may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful before registration or qualification under the securities laws of that state or jurisdiction.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, the uncertainties related to the completion of the public offering and the concurrent private placement. There are numerous risks and uncertainties that could cause actual results and Immunovant’s plans and objectives to differ materially from those expressed in the forward-looking information, such as those risks discussed in the section entitled “Risk Factors” set forth in Immunovant’s most recent Annual Report on Form 10-K filed with the SEC on May 22, 2023, Immunovant’s Quarterly Report on Form 10-Q filed with the SEC on August 23, 2023, and future reports to be filed with the SEC. These documents contain and identify important factors that could cause the actual results for Immunovant to differ materially from those contained in Immunovant’s forward-looking statements. Any forward-looking statements contained in this press release speak only as of the date hereof, and Immunovant’s specifically disclaims any obligation to update any forward-looking statement, except as required by law. These forward-looking statements should not be relied upon as representing Immunovant’s views as of any date subsequent to the date of this press release.

Contact:

Chau Cheng, PhD MBA

Vice President, Investor Relations

Immunovant, Inc.

info@immunovant.com